UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-257414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY HOURLY SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY HOURLY SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator

of the Dominion Energy Hourly Savings Plan

Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Dominion Energy Hourly Savings Plan (the "Plan"), as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2022 and (2) delinquent participant contributions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 15, 2023

We have served as the auditor of the Plan since 1989.

DOMINION ENERGY HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS:
Investments:
Plan's interest in the Master Trust (Note 3)	$177,797,704	$197,866,705
Investments held by the Plan—at fair value (Note 4)	226,064,544	304,859,934
Total investments	403,862,248	502,726,639
Receivables:
Notes receivable from participants	10,095,880	9,920,861
Participant contributions	748,866	686,250
Employer contributions	273,441	238,718
Accrued investment income	676	1,108
Receivables for securities sold	-	3,541,786
Total receivables	11,118,863	14,388,723
Total assets	414,981,111	517,115,362
LIABILITIES:
Payables for securities purchased	185	78
NET ASSETS AVAILABLE FOR BENEFITS	$414,980,926	$517,115,284

See notes to financial statements.

DOMINION ENERGY HOURLY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2022

ADDITIONS (SUBTRACTIONS):
Contributions:
Participant contributions	$19,254,732
Employer contributions	6,909,550
Rollover contributions	262,189
Total contributions	$26,426,471
Investment Income (Loss):
Interest and dividends	5,532,685
Net depreciation in fair value of investments	(59,055,250)
Loss from Master Trust	(32,466,058)
Net investment loss	(85,988,623)
Interest income on note receivable from participants	485,865
Total subtractions	(59,076,287)
DEDUCTIONS:
Benefits paid to participants	32,896,170
Administrative expenses	647,543
Total deductions	33,543,713
NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(92,620,000)
PLAN TO PLAN TRANSFER, NET (Note 2.i)	(9,514,358)
NET DECREASE IN NET ASSETS	(102,134,358)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	517,115,284
End of year	$414,980,926

See notes to financial statements.

DOMINION ENERGY HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021, AND FOR THE YEAR ENDED DECEMBER 31, 2022

1. DESCRIPTION OF PLAN

The following description of the Dominion Energy Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

a.
General— The Plan is a defined contribution plan covering union-eligible employees (the Employees) of the Virginia Electric and Power Company (the Employer) who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Energy, Inc., (Dominion Energy or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Energy Services, Inc., a subsidiary of Dominion Energy. The Northern Trust Company (Northern Trust) serves as the trustee of the Plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

b.
Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a pre-tax and/or Roth basis, or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants can also make rollover contributions representing distributions from other qualified plans or individual retirement accounts. In addition, participants age 50 or older who contributed the maximum annual amount allowable under the pre-tax and/or Roth options in the Plan have the option of making additional pre-tax and/or Roth catch-up contributions in accordance with IRC limitations.

Depending on a participant’s hire date, years of service, and the percentage of pre-tax, Roth and after-tax contributions, Participating Companies contribute a matching amount from 1% up to 7% of the participant’s eligible earnings.

Newly hired employees are enrolled automatically into the Plan at a 4% pre-tax contribution rate approximately 45 days after the date of hire, or rehire unless an alternative election is made. Certain rehires are generally auto-enrolled depending on criteria such as, but not limited to, their hire date, enrollment status, and whether they have incurred a break-in-service. This Plan also provides an auto-save feature that automatically increases the contribution percentage each year in 1% increments, up to a maximum percentage unless an alternative election is made.

c.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of Employer contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Individual participant accounts invested in the Common Collective Trust Funds, the Intermediate Bond Fund and the separately managed account (SMA) are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds and SMA, but have an interest therein represented by units valued as of the last business day of the period. The various funds and SMA earn dividends and interest, which are automatically reinvested within the funds and SMA. Generally, contributions to and withdrawal payments from each fund and SMA are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.
Participants—Each Employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an Employee becomes effective immediately upon enrollment in the Plan.
e.
Vesting—Participants become immediately vested in their own contributions and the earnings on these amounts. Participants generally become vested in Employer matching contributions and related earnings after three years of service.
f.
Forfeited Accounts—At December 31, 2022 and 2021, forfeited nonvested accounts totaled $222,111 and $32,065, respectively. Forfeitures may be used to reduce employer contributions or Plan administrative expenses. During the year ended December 31, 2022, $32,065 of forfeited nonvested accounts were used to reduce employer contributions.
g.
Investment Options
•
Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65). All of the Plan’s investments are participant directed. The Plan holds assets in the Dominion Energy, Inc. Defined Contribution Master Trust (Master Trust) that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries as well as various investment funds at the trustee.
•
Employer Contributions—Employer matching contributions are deposited in accordance with the participant’s investment directions or the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65) if the participant has not made investment directions at the time the contribution is made.
h.
Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:
•
50% of the vested account balance, or
•
$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Terminated participants may elect to continue repaying their loans, provided they establish a loan repayment schedule with the Plan recordkeeper. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.
Payment of Benefits— On termination of service, death, disability, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive quarterly, semi-annual or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options is deemed to be an election to defer distribution of their account until the minimum required distribution rules apply. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum.
j.
Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
b.
Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.
c.
Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Market volatility includes global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investments at December 31, 2022 and 2021, included $129,773,785 and $169,498,621, respectively, of the Dominion Stock Fund. This investment represents 32% and 34% of total investments at December 31, 2022 and 2021, respectively. A large decline in the market value of the Dominion Stock Fund could significantly affect the net assets available for benefits.

d.
Valuation of Investments—The Plan’s investments are stated at fair value. See Note 4 for further information on fair value measurements.

e.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
f.
Investment Income (Loss)—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income or loss from Master Trust includes dividend income and net realized and unrealized appreciation or depreciation.

Investment management fees and operating expenses charged to the Plan are deducted from income earned daily and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.
Administrative Expenses— The Plan is permitted to require Participants to pay certain fees in connection with the operation of the Plan from individual Participant accounts. As a result, each Participant’s account is charged a $2 monthly fee to help cover the costs of Plan administration. Dominion Energy pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.
h.
Payment of Benefits—Benefit payments to participants are recorded upon distribution.
i.
Transfers—In addition to the Plan, Dominion Energy also sponsors several other savings plans for employees of Dominion Energy and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion Energy and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2022, the Plan transferred $594,369 and $10,108,727 of participants’ assets in from and out to other plans, respectively.
j.
Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2022 and 2021.

3. PLAN INTEREST IN MASTER TRUST

Certain of the Plan’s investments are held in a Master Trust that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries. Investment income and expenses are allocated to the individual plans based upon average monthly balances invested by each participant.

The net assets of the Master Trust and the Plan’s interest in the Master Trust at December 31, 2022 and 2021 are summarized as follows:

	December 31, 2022		December 31, 2021
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Short-term securities	$461,320,245	$35,857,369	$414,906,306	$33,654,366
Asset-backed securities	934,435	72,632	6,889,603	558,838
Common/collective trust funds(1)	1,461,315,514	112,342,228	1,703,905,613	122,172,727
Pooled separate account (Intermediate Bond)	300,301,638	29,520,979	358,929,024	36,350,703
Total Investments	$2,223,871,832	$177,793,208	$2,484,630,546	$192,736,634
Receivables	118,917	9,243	89,810,942	5,134,721
Payables	(61,075)	(4,747)	(57,331)	(4,650)
Total Master Trust	$2,223,929,674	$177,797,704	$2,574,384,157	$197,866,705
(1)
At December 31, 2022 and 2021, Master Trust amount includes short-term investment fund of $3,937,760 and $13,277,057, respectively, and Plan’s Interest in Master Trust amount includes short-term investment fund of $306,002 and $1,076,848, respectively. The short-term investment fund is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

The net investment loss for the Master Trust for the year ended December 31, 2022 was as follows:

Interest and dividends	$684,163
Net investment depreciation	(411,817,002)
Net investment loss of the Master Trust	$(411,132,839)

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

➣
Quoted securities prices and indices
➣
Securities trading information including volume and restrictions
➣
Maturity
➣
Interest rates
➣
Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value, which have been determined as follows:

•
Dominion Stock Fund—The Fund’s fair value has been determined by the custodian based on the fair value of the underlying investments within the fund. The Fund is made up of Dominion Energy common stock specific to the Plan and other employee benefit plans of Dominion Energy and its subsidiaries, which is valued at the closing price reported on the active market on which the securities trade, and a NT Collective Short Term Investment Fund which is a common collective trust fund. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes.

•
Mutual Funds—Investments are valued at quoted market prices, which represent the value of shares held by the Plan at year-end.

•
Common/Collective Trust Funds—Investments in common/collective trust funds are stated at the net asset value (NAV) as determined by the issuer of the common/collective trust funds and are based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The funds do not have any unfunded commitments and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the funds to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the funds to other investment options based on participant elections (overnight liquidity is generally available).

•
Separately Managed Account—A portfolio of individual securities, such as short term securities and asset-backed securities, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling his/her assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes.

•
Short-term securities—Includes short-term notes, commercial paper and certificates of deposit, which are short-term, highly liquid investments. Short-term notes and certificates of deposit are valued at cost plus accrued interest and commercial paper is valued at amortized cost, which approximates fair value.

•
Asset-backed securities—Investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing values on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar securities, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risk or a broker quote, if available.

•
Pooled Separate Account— Investment in pooled separate account is stated at the net asset value (NAV) as determined by the issuer of the fund and is based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The fund has a daily redemption frequency, has no unfunded commitments or notice period requirement for participants.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.
Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.
b.
Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.
c.
Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2022 and 2021:

	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$129,773,785	$—	$—	$129,773,785	$169,498,621	$—	$—	$169,498,621
Mutual fund	554,762	—	—	554,762	39,462,148	—	—	39,462,148
Total recorded at fair value	$130,328,547	$—	$—	$130,328,547	$208,960,769	$—	$—	$208,960,769
Assets recorded at NAV(1):
Common/collective trust funds(2)				95,735,997				95,899,165
Total				$226,064,544				$304,859,934
(1)
These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy. The total fair value of these investments is included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
(2)
Included in Common/collective trust funds is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2022 and 2021:

	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust:
Separately Managed Accounts:
Short-term securities	$—	$461,320,245	$—	$461,320,245	$—	$414,906,306	$—	$414,906,306
Asset-backed securities	—	934,435	—	934,435	—	6,889,603	—	6,889,603
Total recorded at fair value	$—	$462,254,680	$—	$462,254,680	$—	$421,795,909	$—	$421,795,909
Assets recorded at NAV(1):
Common/collective trust funds				1,461,315,514				1,703,905,613
Pooled separate account				300,301,638				358,929,024
Total assets recorded at NAV				1,761,617,152				2,062,834,637
Total investments				$2,223,871,832				$2,484,630,546
(1)
These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy. The total fair value of these investments is included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

5. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on July 25, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a

Required Amendments List (List) for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan and related trust are currently designed, have been amended and are being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

During January 2022, $13,445 of participant contributions were not deposited into the trust account due to errors with a payroll wire. The amount was deposited in June 2022. The delay in the deposit created a potential prohibited transaction under the Department of Labor regulations. The Company has corrected the late remittance with a deposit of lost earnings in June 2023 in accordance with the principles of the Department of Labor’s Voluntary Fiduciary Correction Program (VFCP), and therefore believes the Hourly Plan continues to be tax exempt. A Form 5330 will be filed with the IRS in 2023 to remit the excise taxes due on the contributions that were not remitted timely.

During November 2022, $916 of participant contributions were not deposited into the trust account due to errors with a payroll wire. The amount was deposited in April 2023. The delay in the deposit created a potential prohibited transaction under the Department of Labor regulations. The Company has corrected the late remittance with a deposit of lost earnings in June 2023 in accordance with the principles of the Department of Labor’s VFCP, and therefore believes the Hourly Plan continues to be tax exempt. A Form 5330 will be filed with the IRS in 2023 to remit the excise taxes due on the contributions that were not remitted timely.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2022, the Plan had an interest in the Master Trust and invested in shares of certain common/collective trust Funds that were managed by Northern Trust. At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2022 and 2021, the Plan’s investment in the Dominion Stock Fund included 2,116,337 and 2,157,569 shares, respectively, of common stock of Dominion Energy, the Plan sponsor, with a cost basis of approximately $136 million and $134 million, respectively. During the year ended December 31, 2022, the Plan purchased $30 million and sold $28 million of common stock of Dominion Energy and recorded dividend income related to Dominion Energy common stock of approximately $5.5 million.

In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

8. SUBSEQUENT EVENTS

Subsequent events were evaluated through June 15, 2023, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

DOMINION ENERGY HOURLY SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

		(c)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost***	(e) Current Value
*	Dominion Energy, Inc.	Dominion Stock Fund		$129,773,785

		Common/Collective Trust Funds:
*	Northern Trust Global Investments	NT Collective Short Term Investment Fund**		118,905
	Capital Research and Management Company	American EuroPacific Growth Trust		11,983,201
	The Vanguard Group, Inc.	Target Retirement Income Trust Plus		1,804,623
	The Vanguard Group, Inc.	Target Retirement 2020 Trust Plus		3,731,789
	The Vanguard Group, Inc.	Target Retirement 2025 Trust Plus		7,782,855
	The Vanguard Group, Inc.	Target Retirement 2030 Trust Plus		9,104,949
	The Vanguard Group, Inc.	Target Retirement 2035 Trust Plus		8,840,510
	The Vanguard Group, Inc.	Target Retirement 2040 Trust Plus		9,538,769
	The Vanguard Group, Inc.	Target Retirement 2045 Trust Plus		11,622,932
	The Vanguard Group, Inc.	Target Retirement 2050 Trust Plus		16,656,550
	The Vanguard Group, Inc.	Target Retirement 2055 Trust Plus		10,375,146
	The Vanguard Group, Inc.	Target Retirement 2060 Trust Plus		2,649,062
	The Vanguard Group, Inc.	Target Retirement 2065 Trust Plus		1,526,706
				95,735,997
		Mutual Fund:
	Affiliated Managers Group	GW&K Small Cap Core Fund		554,762

		Total investment excluding interest in Master Trust		226,064,544

*	Various participants	Loan to Participants (maturing 2023 - 2027 at interest rates of 4.25% - 8.00%)		10,095,880

		Total assets (held at end of year)		$236,160,424

* A party-in-interest as defined by ERISA.

** The NT Collective Short Term Investment Fund is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

*** Cost information is not required for participant-directed investments.

DOMINION ENERGY HOURLY SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

Total that constitutes nonexempt prohibited transactions Contributions corrected outside VFCP
Participant Contributions Transferred Late to Plan for the year ended December 31, 2022	$14,361

See accompanying Independent Auditor's Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY HOURLY SAVINGS PLAN (name of plan)

Date: June 15, 2023	/s/ Regina J. Elbert
Regina J. Elbert Senior Vice President, Dominion Energy Services, Inc. Human Resources